

Press Release

Contact
Kathy Ta
Managing Director, Investor Relations
(408) 601-5697

MAXIM INTEGRATED REPORTS RESULTS FOR THE SECOND QUARTER OF FISCAL 2014

- **Revenue: $620 million**
- **Gross Margin: 53.0% GAAP (58.2% excluding special items, after a 2.9 percentage point reduction due to warranty expense)**
- **EPS: $0.17 GAAP ($0.36 excluding special items, after a $0.05 reduction due to warranty expense)**
- **Cash, cash equivalents, and short term investments: $1.15 billion**
- **Fiscal third quarter revenue outlook: $590 million to $620 million**

SAN JOSE, CA - January 23, 2014 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $620 million for its second quarter of fiscal 2014 ended December 28, 2013, a 6% increase from the $585 million revenue recorded in the prior quarter. Reported revenue included $35 million from Volterra. Excluding Volterra, revenue was flat compared to the prior quarter.

Tunc Doluca, President and Chief Executive Officer, commented, "We achieved good revenue performance in a soft quarter for our industry." Mr. Doluca continued, "We are pleased with our diversification efforts, with strength in both communication and industrial businesses, the addition of Volterra and broadening of our mobility business."

Fiscal Year 2014 Second Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the December quarter was $0.17. The results were negatively affected by the following pre-tax charges:

- $40 million for Volterra acquisition-related items
- $13 million for items related to prior acquisitions

- $5 million for impairment of long-lived assets
- $18 million for warranty expense

GAAP earnings per share, excluding special items was $0.36, after a $0.05 reduction due to the warranty expense. In addition, the warranty expense caused our GAAP gross margin, excluding special items to be 2.9 percentage points lower for the quarter. An analysis of GAAP versus GAAP excluding special items is provided in the last table of this press release. Warranty expense is not considered a special item and is not included in the analysis.

Cash Flow Items

At the end of the second quarter of fiscal 2014, total cash, cash equivalents and short term investments was $1.15 billion, an increase of $115 million from the prior quarter. Notable items included:
- Cash flow from operations: $234 million
- Net capital expenditures: $46 million
- Dividends: $73 million ($0.26 per share)
- Stock repurchases: $59 million
- Volterra acquisition: $454 million
- Proceeds from debt issuance: $494 million

Business Outlook

The Company's 90-day backlog at the beginning of the third fiscal quarter of 2014 was $366 million. Based on the beginning backlog and expected turns, results for the March 2014 quarter are expected to be as follows:
- Revenue: $590 million to $620 million
- Gross Margin: 56% to 58% GAAP (60% to 62% excluding special items)
- EPS: $0.28 to $0.32 GAAP ($0.37 to $0.41 excluding special items)

Maxim Integrated's business outlook does not include the potential impact of any restructuring activity or mergers, acquisitions, or other business combinations that may be completed during the quarter.

Dividend

A cash dividend of $0.26 per share will be paid on March 6, 2014, to stockholders of record on February 20, 2014.

Conference Call

Maxim Integrated has scheduled a conference call on January 23, 2014, at 2:00 p.m. Pacific Time to discuss its financial results for the second quarter of fiscal 2014 and its business outlook. To listen via telephone, dial (866) 802-4305 (toll free) or (703) 639-1317. This call will be webcast by Shareholder.com and can be accessed at the Company's website at www.maximintegrated.com/company/investor.

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CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

| | Three Months Ended | | |
	December 28, 2013	September 28, 2013	December 29, 2012
	(in thousands, except per share data)		
Net revenues	$ 620,274	$ 585,241	$ 605,306
Cost of goods sold	291,602	238,045	241,931
Gross margin	328,672	347,196	363,375
Operating expenses:			
Research and development	142,971	129,902	135,742
Selling, general and administrative	83,471	77,430	80,058
Intangible asset amortization	4,968	3,436	3,903
Impairment of long-lived assets (1)	5,197	—	22,222
Severance and restructuring expenses (2)	10,227	5,547	2,236
Acquisition-related costs	4,137	2,934	—
Other operating expenses (income), net (3)	1,306	(662)	1,666
Total operating expenses	252,277	218,587	245,827
Operating income	76,395	128,609	117,548
Interest and other income (expense), net	(5,833)	(3,463)	(2,798)
Income before provision for income taxes	70,562	125,146	114,750
Provision for income taxes	21,240	22,026	38,128
Net income	$ 49,322	$ 103,120	$ 76,622
Earnings per share:			
Basic	$ 0.17	$ 0.36	$ 0.26
Diluted	$ 0.17	$ 0.36	$ 0.26
Shares used in the calculation of earnings per share:			
Basic	282,664	284,654	292,075
Diluted	288,565	290,260	298,759
Dividends paid per share	$ 0.26	$ 0.26	$ 0.24

SCHEDULE OF SPECIAL EXPENSE ITEMS
(Unaudited)

| | Three Months Ended | | |
	December 28, 2013	September 28, 2013	December 29, 2012
	(in thousands)		
Cost of goods sold:			
Intangible asset amortization	$ 19,098	$ 8,092	$ 8,986
Acquisition-related inventory write-up	13,066	—	—
Total	$ 32,164	$ 8,092	$ 8,986
Operating expenses:			
Intangible asset amortization	$ 4,968	$ 3,436	$ 3,903
Impairment of long-lived assets (1)	5,197	—	22,222
Severance and restructuring (2)	10,227	5,547	2,236
Acquisition-related costs	4,137	2,934	—
Other operating expenses (income), net (3)	1,306	(662)	1,666
Total	$ 25,835	$ 11,255	$ 30,027
Provision for income taxes:			
International restructuring implementation	$ —	$ —	$ 18,726
Total	$ —	$ —	$ 18,726

(1) Includes impairment charges relating to fab tools, land and buildings held-for-sale, and end of line manufacturing equipment.

(2) Includes severance & retention charges and lease abandonment charges related to the Volterra acquisition, and severance charges related to the reorganization of various business units and manufacturing operations.

(3) Other operating expenses (income), net are primarily for contingent consideration adjustments related to certain acquisitions and certain payroll taxes.

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STOCK-BASED COMPENSATION BY TYPE OF AWARD (in thousands)
(Unaudited)

Three Months Ended December 28, 2013	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	438	$	2,395	$	533	$	3,366
Research and development expense		2,616		8,728		1,153		12,497
Selling, general and administrative expense		1,476		4,996		534		7,006
Total	$	4,530	$	16,119	$	2,220	$	22,869
Three Months Ended September 28, 2013								
Cost of goods sold	$	349	$	1,918	$	475	$	2,742
Research and development expense		1,836		6,440		1,322		9,598
Selling, general and administrative expense		1,264		4,527		609		6,400
Total	$	3,449	$	12,885	$	2,406	$	18,740
Three Months Ended December 29, 2012								
Cost of goods sold	$	477	$	2,572	$	634	$	3,683
Research and development expense		2,288		8,401		1,451		12,140
Selling, general and administrative expense		1,286		5,152		584		7,022
Total	$	4,051	$	16,125	$	2,669	$	22,845

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CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 28, 2013	September 28, 2013	December 29, 2012
	(in thousands)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 1,149,909	$ 1,009,547	$ 955,107
Short-term investments	—	25,036	75,192
Total cash, cash equivalents and short-term investments	1,149,909	1,034,583	1,030,299
Accounts receivable, net	288,285	297,888	264,545
Inventories	297,234	278,218	257,690
Deferred tax assets	69,154	54,854	80,991
Other current assets	84,522	116,225	90,470
Total current assets	1,889,104	1,781,768	1,723,995
Property, plant and equipment, net	1,372,393	1,374,544	1,359,014
Intangible assets, net	404,652	145,618	182,521
Goodwill	596,898	422,004	422,083
Other assets	42,803	40,063	50,940
TOTAL ASSETS	$ 4,305,850	$ 3,763,997	$ 3,738,553
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 99,009	$ 101,060	$ 110,495
Income taxes payable	21,717	21,799	22,146
Accrued salary and related expenses	140,738	124,954	152,122
Accrued expenses	85,145	55,561	58,900
Current portion of long-term debt	2,965	4,804	304,794
Deferred income on shipments to distributors	25,542	27,179	25,362
Total current liabilities	375,116	335,357	673,819
Long-term debt	1,000,871	500,955	3,997
Income taxes payable	337,053	294,728	260,770
Deferred tax liabilities	202,435	205,221	192,434
Other liabilities	29,343	29,300	26,321
Total liabilities	1,944,818	1,365,561	1,157,341
Stockholders' equity:			
Common stock	283	283	7,040
Retained earnings	2,373,318	2,412,262	2,589,619
Accumulated other comprehensive loss	(12,569)	(14,109)	(15,447)
Total stockholders' equity	2,361,032	2,398,436	2,581,212
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 4,305,850	$ 3,763,997	$ 3,738,553

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		
	December 28, 2013	September 28, 2013	December 29, 2012
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 49,322	$ 103,120	$ 76,622
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	22,869	18,740	22,845
Depreciation and amortization	64,404	51,133	51,880
Deferred taxes	(11,705)	25,529	(12,979)
Loss (gain) from sale of property, plant and equipment	265	36	(88)
Tax benefit (shortfall) related to stock-based compensation	(726)	(3,488)	5,187
Impairment of long-lived assets	5,197	—	22,222
Excess tax benefit from stock-based compensation	(2,459)	(1,697)	(6,615)
Changes in assets and liabilities:			
Accounts receivable	33,056	(12,450)	51,993
Inventories	14,030	(2,301)	570
Other current assets	31,362	(18,546)	4,091
Accounts payable	(3,252)	(9,162)	(9,536)
Income taxes payable	19,002	11,393	37,477
Deferred revenue on shipments to distributors	(1,637)	622	(1,663)
All other accrued liabilities	14,704	(67,035)	13,091
Net cash provided by (used in) operating activities	234,432	95,894	255,097
Cash flows from investing activities:			
Purchase of property, plant and equipment	(46,133)	(36,329)	(62,102)
Proceeds from sales of property, plant and equipment	—	3,048	4,115
Payments in connection with business acquisition, net of cash acquired	(453,506)	—	—
Proceeds from maturity of available-for-sale securities	27,000	—	—
Net cash provided by (used in) investing activities	(472,639)	(33,281)	(57,987)
Cash flows from financing activities:			
Excess tax benefit from stock-based compensation	2,459	1,697	6,615
Contingent consideration paid	(4,601)	—	(7,476)
Dividends paid	(73,325)	(73,744)	(70,063)
Repayment of notes payable	(1,839)	—	(74)
Issuance of debt	497,795	100	—
Debt issuance cost	(3,431)	—	—
Repurchase of common stock	(59,101)	(154,386)	(50,435)
Issuance of ESPP shares under employee stock purchase program	19,096	—	16,768
Net issuance of restricted stock units	(7,106)	(6,966)	(6,538)
Proceeds from stock options exercised	8,622	5,247	19,350
Net cash provided by (used in) financing activities	378,569	(228,052)	(91,853)
Net increase (decrease) in cash and cash equivalents	140,362	(165,439)	105,257
Cash and cash equivalents:			
Beginning of period	1,009,547	1,174,986	849,850
End of period	$ 1,149,909	$ 1,009,547	$ 955,107
Total cash, cash equivalents, and short-term investments	$ 1,149,909	$ 1,034,583	$ 1,030,299

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ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL ITEMS DISCLOSURES
(Unaudited)

| | Three Months Ended | | |
	December 28, 2013	June 29, 2013	December 29, 2012
	(in thousands, except per share data)		
Reconciliation of GAAP gross profit to GAAP gross profit excluding special items:			
GAAP gross profit	$ 328,672	$ 347,196	$ 363,375
GAAP gross profit %	*53.0%*	*59.3%*	*60.0%*
Special items:			
Intangible asset amortization	19,098	8,092	8,986
Acquisition-related inventory write-up	13,066	—	—
Total special items	32,164	8,092	8,986
GAAP gross profit excluding special items	$ 360,836	$ 355,288	$ 372,361
GAAP gross profit % excluding special items	*58.2%*	*60.7%*	*61.5%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special items:			
GAAP operating expenses	$ 252,277	$ 218,587	$ 245,827
Special items:			
Intangible asset amortization	4,968	3,436	3,903
Impairment of long-lived assets (1)	5,197	—	22,222
Severance and restructuring (2)	10,227	5,547	2,236
Acquisition-related costs	4,137	2,934	—
Other operating expenses (income), net (3)	1,306	(662)	1,666
Total special items	25,835	11,255	30,027
GAAP operating expenses excluding special items	$ 226,442	$ 207,332	$ 215,800
Reconciliation of GAAP net income to GAAP net income excluding special items:			
GAAP net income	$ 49,322	$ 103,120	$ 76,622
Special items:			
Intangible asset amortization	24,066	11,528	12,889
Acquisition-related inventory write-up	13,066	—	—
Impairment of long-lived assets (1)	5,197	—	22,222
Severance and restructuring (2)	10,227	5,547	2,236
Acquisition-related costs	4,137	2,934	—
Other operating expenses (income), net (3)	1,306	(662)	1,666
Pre-tax total special items	57,999	19,347	39,013
Tax effect of special items	(4,862)	(2,981)	(9,555)
International restructuring implementation	—	—	18,726
GAAP net income excluding special items	$ 102,459	$ 119,486	$ 124,806
GAAP net income per share excluding special items:			
Basic	$ 0.36	$ 0.42	$ 0.43
Diluted	$ 0.36	$ 0.41	$ 0.42
Shares used in the calculation of earnings per share excluding special items:			
Basic	282,664	284,654	292,075
Diluted	288,565	290,260	298,759

(1) Includes impairment charges relating to fab tools, land and buildings held-for-sale, and end of line manufacturing equipment.

(2) Includes severance & retention charges and lease abandonment charges related to the Volterra acquisition, and severance charges related to the reorganization of various business units and manufacturing operations.

(3) Other operating expenses (income), net are primarily for contingent consideration adjustments related to certain acquisitions and certain payroll taxes.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim Integrated uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special items related to intangible asset amortization; acquisition-related inventory write-up; impairment of long-lived assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; certain payroll taxes; and the tax provision impacts due to implementation of international restructuring. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim Integrated's current performance. Many analysts covering Maxim Integrated use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim Integrated believes these measures are important to investors in understanding Maxim Integrated's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim Integrated's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP gross profit excluding special items

The use of GAAP gross profit excluding special items allows management to evaluate the gross margin of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization and acquisition-related inventory write-up. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim Integrated's core businesses.

GAAP operating expenses excluding special items

The use of GAAP operating expenses excluding special items allows management to evaluate the operating expenses of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; impairment of long-lived assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; and certain payroll taxes. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP net income and GAAP net income per share excluding special items

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim Integrated's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; acquisition-related inventory write-up; impairment of long-lived assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; certain payroll taxes; and the tax provision impacts due to implementation of international restructuring. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim Integrated's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's business outlook and financial projections for its third quarter of fiscal 2014 ending in March 2014, which includes revenue, gross margin and earnings per share. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market and economic conditions and market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, the loss of all or a substantial portion of our sales to one of our large customers, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2013 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim Integrated

At Maxim Integrated, we put analog together in a way that sets our customers apart. In Fiscal 2013, we reported revenues of $2.4 billion. For more information, go to www.maximintegrated.com.